SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on April 12, 2006 filed by Company with the Comisión Nacional de Valores:

Continuing with the information reported by letter dated April 12, 2006 about the investments in the Brazilian market, the Company reported that through a Brazilian corporation, such brazilian company called BrasilAgro – Companhía Brasileira de Propiedades Agrícoloas (“BrasilAgro”) together with Banco de Invetimentos Credit Suisse (Brasil) S.A. has noticed the initial public offering (“IPO”) for 432,000 ordinary written shares 1,000 brazilian reais each. The IPO will take place in the Brazilian market pursuant to Banco Central do Brasil and Commissao de Valores Mobiliarios (CVM) applicable law, according to U.S. Securities Act 1933 and Securities and Exchange Commission law.

The Company has an equity interest in BrasilAgro, and is planning to make investments for U$S 15,000,000.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: April 12, 2006